FOR IMMEDIATE RELEASE	July 21, 2011

Micromem Technologies Inc. Receives Second Milestone Payment from Westwind Air Bearings

“Micromem achieves technology milestone and receives payment”

Toronto, New York, July 21, 2011: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc., announced today they have received a second technology milestone payment from Westwind Air Bearings (www.westwind-airbearings.com ). As previously announced the terms of the contract are to design, and upon successful completion of testing, deliver manufacturing quantities of the Company’s patented Hall sensor for high-speed motor control applications.

Micromem has successfully met its second contractual milestone with Westwind Air Bearings and the client has formally approved the mechanical and electrical design drawings for the proposed product. The Company’s patented Hall sensor is the centerpiece of the design which leverages the industry’s smallest product footprint with proven zero hysteresis over the full control range and having less than a 4 nanosecond response time. The project remains on schedule with pre-manufacturing device volumes being shipped to the client in August, 2011.

The Company is currently under a non disclosure agreement that prevents the company from disclosing any further details pertaining to the contract.

About Westwind Air Bearings

Westwind Air Bearings is the world's leading specialty manufacturer of air bearing spindles. Westwind's technology is used across a broad spectrum of industries throughout the world - for applications which include printed circuit board (PCB) manufacture, semiconductor processing and specialist coatings delivery systems. In today's PCB industry there are more Westwind drilling spindles in use than any other brand. Westwind is part of GSIG Inc., a world leader in the manufacture of precision motion components, lasers, and laser-based advanced manufacturing systems to the global medical, semiconductor, electronics, and industrial markets.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
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